EA Series Trust
19 East Eagle Road
Havertown, PA 19083

February 13, 2024

Ms. Rebecca Ament Marquigny
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”)
Post-Effective Amendment No. 320 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961 Strive Mid-Cap ETF
Dear Ms. Marquigny:
This correspondence responds to comments to the Trust received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Amendment relating to the Strive Mid-Cap ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. With respect to responses showing revisions made to the registration statement, new language is underlined. Capitalized terms not defined herein have the same meaning as in the Amendment.
1.Comment: Please confirm that the listing exchange will be updated prior to the Amendment’s effectiveness.
Response: The Trust so confirms. The Fund’s listing exchange is the New York Stock Exchange.
2.Comment: Please revise the Table of Contents to insert “Principal” before “Strategies” and “Risk” in the applicable section headers.
Response: The Trust has made the requested change.
3.Comment: Please complete the Fund’s fee table and example and provide a copy to the Staff for review prior to the Fund’s effective date. Supplementally explain how the Fund estimated “Other Expenses” and concluded that the estimated value is reasonable for the current fiscal year.
Response: The Fund’s completed fee table and expense example is attached as Appendix A. “Other Expenses” have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.
4.Comment: With respect to footnote 1 to the “Annual Fund Operating Expenses” table, please identify the management fee as contractual and indicate the length of the contract period. Supplementally identify the non-operating expenses referenced in the last sentence and indicate their approximate aggregate value for purposes of calculating Other Expenses under Item 3 per instructions to Form N-1A. Supplementally confirm that these excluded expenses total less than 0.01% or show them under the relevant line item in the “Annual Fund Operating Expenses” table.
Response: The Trust believes the reference to the “investment advisory agreement” in footnote 1 indicates a contractual agreement exists between the Adviser and the Fund so the Trust is respectfully declining to add any further reference to the management fee being contractual. In addition, the Trust respectfully declines to indicate the length of the contract period, as the Trust believes adding such disclosure in a footnote to the fee table would confuse investors. Furthermore, the Trust does not believe Item 3 of Form N-1A requires that information in the fee table. The Trust supplementally notes that a discussion of the Fund’s advisory agreement and its initial term of two years is in the Statement of Additional Information.
Non-operating expenses would include such items as, brokerage expenses and the fees and expenses associated with the Fund’s securities lending program, if any. The Trust confirms that the Fund’s non-operating expenses are expected to be less than 0.01%.

5.Comment: Supplementally confirm that one- and three-year examples were calculated accordingly with securities lending fees. Please include the basis for assumptions in the calculation.
Response: The Trust confirms that the one- and three-year examples were calculated accordingly with securities lending fees; the calculation assumes that non-operating expenses remain the same for one- and three-years.
6.Comment: Please add the preamble under the caption Portfolio Turnover, as required per Item 3 of Form N-1A. The preamble should state that in addition to higher transaction costs, a higher portfolio turnover rate may result in higher taxes when Fund shares are held in a taxable account.
Response: The Trust confirms the requisite preamble has been added.
7.Comment: Supplementally provide the index methodology for the Bloomberg US 400 Index and a list of the initial portfolio constituents.
Response: The requested information was provided to the Staff under separate cover on February 12, 2024.
8.Comment: Please revise the Principal Investment Strategies section to describe the index construction process in Plain English in concepts that retail investors understand. Such statements as “the Index is a subset of the Bloomberg US 3000 Index” and “the security’s free float”, are confusing and do not help investors understand the index construction process, the type of exposure the index offers, and the underlying thesis of the index. Please revise for clarity and consider a more layered disclosure approach.
Response: The Trust has made the requested changes. Please see Appendix B for the revised language.
9.Comment: In the Principal Investment Strategies section, when you refer to the Index’s constituents, please provide more updated information as of a date closer to the anticipated effective date and frame the relevant information so investors understand what it means and why it matters. In this case, tell investors what the range of “industrials” encompasses enough to show how it will impact the holdings of the portfolio and its purchase/sell transactions to track the index.
Response: The Trust has made the requested changes. Please see Appendix B for the revised language.
10.Comment: In the Principal Investment Strategies section, please revise the 80% policy statement to clarify what “mid-cap” means for the purpose of the policy.
Response: The Trust has made the requested changes. Please see Appendix B for the revised language.
11.Comment: In the Principal Investment Strategies section, please clarify how the Sub-Adviser determines whether to apply a replication or representative sample strategy at any given time.
Response: The Trust has made the requested changes. Please see Appendix B for the revised language.
12.Comment: In the Principal Investment Strategies section, please define small-capitalization companies in the strategy. Show how these investments in small-cap companies are integral in achieving the fund’s primary investment strategy. Otherwise, delete or relocate “Small-Capitalization Companies Risk” to another part of the prospectus.
Response: The Trust has deleted references to small-cap companies.
13.Comment: The Staff notes that Real Estate Investment Trusts (REITs) do not appear as a principal investment in the Principal Investment Strategies section. Please add corresponding disclosure in the strategy, specifically how REITs meet the Fund’s principal role in achieving the Fund’s objective.
Response: The Trust notes that the reference to “real estate investment trusts” can be found in the third paragraph in the Principal Investment Strategies section of the Amendment; the Trust has used the defined term “REITs” in revising the disclosure. Please see Appendix B (Step 1).
14.Comment: With regards to Index Calculation Risk, the connection between incorrect index provider calculation and investor losses is never stated. Please add a final sentence directly explaining that relationship so investors know how this impacts the Fund’s value.
Response: The Fund has revised the Index Calculation Risk disclosure as follows:
The Index relies on various sources of information to assess the criteria of issuers included in the Index, including fundamental information that may be based on assumptions and estimates. Neither the Fund, the Adviser, the Sub-Adviser nor the Index Provider can offer assurances that the Index’s calculation methodology or sources of information will provide a correct valuation of securities, nor can they guarantee the availability or timeliness of the production of the Index. Errors in index data, index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, which may negatively impact the Fund and its shareholders.
15.Comment: With regards to Industrials Sector Risk, please move the second sentence to the Principal Investment Strategies section.
Response: The Trust has made the requested change, as noted in the response to Comment 9.
16.Comment: In the Additional Information About the Fund’s Investment Objectives and Strategies section, please restate the Fund’s investment objective. Also, please clarify if the 60 days’ notice is prior to when the change takes place or from Board Meeting.
Response: The Fund confirms the changes have been made and has revised the disclosure as follows:
If the Fund elects to change its investment objective, shareholders will be given at least 60 days’ notice prior to any such change occurring.
17.Comment: Please include a discussion of the principal investment strategies disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A in the prospectus.
Response: General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” In the prospectus, information related to the Fund’s principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.
If you have any questions regarding the above responses, please do not hesitate to contact me at (267) 393-5233 or alyssa@etfarchitect.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Secretary

Appendix A
Fees And Expenses
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee[1]	0.18%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.18%
1The Fund’s investment advisory agreement provides that the Fund’s investment adviser will pay substantially all expenses of the Fund, except for the management fee payment under the Fund’s Investment Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan, brokerage expenses, acquired fund fees and expenses, taxes, interest (including borrowing costs), litigation expense and other non-routine or extraordinary expenses. Additionally, the Fund shall be responsible for its non-operating expenses, including brokerage commissions and the fees and expenses associated with the Fund’s securities lending program, if applicable.
2Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$18	$58
A-1

Appendix B
PRINCIPAL INVESTMENT STRATEGIES
The Fund’s Investment Strategy
The Fund seeks to track the investment results of the Bloomberg US 400 Index (the “Index”), which measures the performance of the mid-capitalization sector in the U.S. equity market as determined by Bloomberg (the “Index Provider” or “Bloomberg”). The Index is a free float-adjusted capitalization-weighted (i.e., market capitalization based on the number of shares available to the public) index comprised primarily of U.S. equity securities. The constituents of the Index are determined using the following steps:
Step 1. To be eligible for inclusion in the Index, a security must meet the following criteria: (i) it is primarily listed in the United States, (ii) it is listed on a U.S. exchange, and (iii) the security’s free float (i.e., the proportion of shares that are publicly available) must be a minimum of 10% of the security’s total shares outstanding. The Index includes common stock and real estate investment trusts (“REITs”).
Step 2. Eligible securities are sorted in descending order of total market capitalization and the cumulative free-float market capitalization is determined for each company to create the Bloomberg US 3000 Index (which measures the performance of the broad U.S. equity market).
Step 3. After completing the reconstitution of the Bloomberg US 3000 Index, the securities ranked 1 to 1500 within the Bloomberg US 3000 Index by market capitalization constitute the Bloomberg US 1500.
Step 4. After completing the reconstitution of the Bloomberg US 1500, the securities ranked 501 to 900 (i.e., the middle 400 companies by capitalization) (“Mid-Capitalization Companies”) constitute the Index.
As of December 31, 2023, the Index represented approximately 7% of the total market value of the Bloomberg US 3000 Index. As of December 31, 2023, the range of market capitalizations of issuers included in the Index was $2.7 billion to $20.9 billion. The average market cap of the Index was $9.3 billion. The range of market capitalizations of issuers included in the Index and the average market cap of the Index are both subject to change.
As of December 31, 2023, a significant portion of the Index is represented by securities of companies in the Industrials sector. The Industrials sector includes, for example, aerospace and defense, non-residential construction, engineering, machinery, transportation, and commercial and professional services companies. The components of the Index are likely to change over time.
The Index is calculated as a total return index in U.S. dollars. The Index is normally rebalanced on a semi-annual basis in January and July and such changes take effect in March and September. The Index constituents’ weights are normally updated in June and December.
Under normal circumstances, substantially all, but at least 80%, of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in Mid-Capitalization Companies.
Strive Asset Management, LLC (the “Sub-Adviser”) uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. Unlike many investment companies, the Fund does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued.
Indexing may eliminate the chance that the Fund will substantially outperform the Index but also may reduce some of the risks of active management, such as poor security selection. Indexing seeks to achieve lower costs and better after-tax performance by aiming to keep portfolio turnover low in comparison to actively managed investment companies.
The Fund will generally use a “replication” strategy to seek to achieve its investment objective, meaning the Fund will invest in all of the component securities of the Index in the same approximate proportions as in the Index, but may, when the Sub-Adviser believes it is in the best interests of the Fund, use a “representative sampling” strategy, meaning the Fund may invest in a sample of the securities in the Index whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the Index as a whole. For example, the Fund may utilize a representative sampling strategy when the Sub-Adviser believes a replication strategy might be detrimental or disadvantageous to shareholders, such as when buying each security in an Index is impracticable or inefficient, or when there are practical difficulties or additional costs involved in replicating an Index. The Fund also may use representative sampling if the Sub-Adviser believes one or more securities in the Index becomes illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund. The Fund will be reconstituted and rebalanced on the same schedule as the Index.
The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Index is concentrated.
B-1